UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             CAREMATRIX CORPORATION
                                (Name of Issuer)


                     Common Stock, par value $.05 per share
                         (Title of Class of Securities)

                                   141706 10 1
                                 (CUSIP Number)


                            Michael J. Bohnen, Esq.,
                          Nutter, McClennen & Fish, LLP
                             One International Place
                              Boston, MA 02110-2699
                                 (617) 439-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 11, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 141706 10 1  |                         |    Page  2 of  8 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |  Michael M. Gosman                                               |
|         |  (###-##-####)                                                   |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                                           (b) [ ]|
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |                                                                  |
|         |  Not Applicable                                                  |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  United States of America                                        |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   1,527,309                                         |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |   0                                                 |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   0                                                 |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   0                                                 |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  1,527,309                                                       |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  8.8%                                                            |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |  Individual (IN)                                                 |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 141706 10 1  |                         |    Page  3 of  8 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |  Andrew D. Gosman                                                |
|         |  (###-##-####)                                                   |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                                           (b) [ ]|
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |                                                                  |
|         |  Not Applicable                                                  |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  United States of America                                        |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   1,527,309                                         |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |   0                                                 |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   0                                                 |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   0                                                 |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  1,527,309                                                       |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  8.8%                                                            |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |  Individual (IN)                                                 |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 141706 10 1  |                         |    Page  4 of  8 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |  Chancellor Partners Business Trust                              |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                                           (b) [ ]|
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |                                                                  |
|         |  Not Applicable                                                  |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Massachusetts,  United States                                   |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   3,054,618                                         |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |   0                                                 |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   3,054,618                                         |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   0                                                 |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  3,054,618                                                       |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  17.6%                                                           |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |  Other (00)                                                      |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.(a). Name of Issuer.

            CareMatrix Corporation

       (b). Address of Issuer's Principal Executive Offices

            197 First Avenue,
            Needham, Massachusetts, 02194

       (c). Security.

            Common Stock, par value $.05 per share


Item 2. Identity and Background.

     (a)   Name:                   (b)   Business Address:

           Michael M. Gosman             CareMatrix Corporation
                                         197 First Avenue
                                         Needham, MA 02194

           Andrew D. Gosman              CareMatrix Corporation
                                         197 First Avenue
                                         Needham, MA 02194


           Chancellor Partners           c/o The Brazilian Court Hotel
           Business Trust                301 South Australian Avenue
                                         Palm Beach, Florida, 33401


     (c) Present Principal Employment and Employer:

     Michael M. Gosman is an Executive Vice President and Vice Chairman of CareMatrix Corporation, 197 First Avenue, Needham, MA 02194.

     Andrew D. Gosman is President and a Director of CareMatrix Corporation, 197 First Avenue, Needham, MA 02194.


     (d)  Criminal Proceedings in Last Five Years:

          None for each of the persons filing this statement.


     (e)  Civil Securities Proceedings in Last Five Years:

          None for each of the persons filing this statement.

     (f)  Citizenship:

          Michael M. Gosman is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          Not Applicable.


Item 4.  Purpose of Transaction.

     In connection with a restructuring of the Gosman family securities holdings, the Gosman CareMatrix Trust (the "Trust"), which held a total of 7,612,153 shares of CareMatrix Corporation Common Stock (the "Trust Shares") for the benefit of Andrew and Michael Gosman (the "Beneficiaries"), was dissolved on December 11, 1997. As Trustee of the Trust, Abraham D. Gosman had sole dispositive power over all of the Trust Shares and voting power with respect to 4,557,535 of the Trust Shares. The voting power over the remaining 3,054,618 of the Trust Shares was held by the Beneficiaries, with each of Andrew and Michael Gosman voting 1,527,309 shares.

     Upon dissolution of the Trust, the Trust Shares were distributed to the Beneficiaries and then immediately transferred by the Beneficiaries to two limited partnerships. A total of 4,557,535 of the Trust Shares were transferred to Chancellor Partners Limited Partnership I ("CLP I") and the remaining 3,054,618 Trust Shares were transferred to Chancellor Partners Limited Partnership II ("CLP II"). CLP, Inc., a corporation owned by Mr. Gosman, is the general partner of both CLP I and CLP II and as such, Mr. Gosman will have sole dispositive power over all of the Trust Shares and voting power with respect to the 4,557,353 Trust Shares held by CLP I. Voting power as to the 3,054,618 Trust Shares held by CLP II is held by Chancellor Partners Business Trust (the "Business Trust"), the limited partner of CLP II. As the sole Trustees and Shareholders of the Business Trust, Andrew and Michael Gosman will continue to vote 1,527,309 shares each.

     The restructuring described above had no effect on beneficial ownership of, or voting or dispositive power over, the Trust Shares by Andrew or Michael Gosman.


Item 5.    Interest in Securities of the Issuer.

                                                                                  Chancellor Partners
                                    Michael M. Gosman     Andrew D. Gosman         Business Trust
                                    -----------------     ----------------         --------------
(a)  Amount Beneficially Owned          1,527,309(1)          1,527,309(1)           3,054,618(2)

     Percent of Class                      8.8%                   8.8%                  17.6%


(b)  Voting Power                       1,527,309(1)          1,527,309(1)           3,054,618

     Dispositive Power                          0(3)                  0(3)                   0(3)

-------------------

(1) Andrew and Michael Gosman are each deemed to have beneficial ownership of 1,527,309 shares of Common Stock, which amount represents 50% of the shares held by CLP II which are voted by the Business Trust as the limited partner of CLP II.

(2) The Business Trust may be deemed to be the beneficial owner of the 3,054,618 shares of Common Stock which it may vote as the limited partner of CLP II.

(3) Dispositive power over the shares held by CLP II is held by CLP, Inc., the general partner of CLP II.

     (c)  See Item 4.

     (d)  See Item 6.

     (e)  Not Applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Abraham D. Gosman, as the sole stockholder and director of the general partner of CLP II, has sole dispositive power over all of the shares held by CLP
II. Any profits or losses derived by CLP II, including profits derived for dividends on or the capital appreciation of the shares of the Issuer held by the partnerships are to be distributed among the partners according to their contributions.


Item 7. Material to be Filed as Exhibits.

        None.



                                      * * *

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/s/ Michael M. Gosman                                        January 9, 1998
--------------------------------
Michael M. Gosman






/s/ Andrew D. Gosman                                         January 9, 1998
--------------------------------
Andrew D. Gosman



CHANCELLOR PARTNERS BUSINESS TRUST

By:  /s/ Michael M. Gosman                                   January 9, 1998
     --------------------------------
     Michael M. Gosman



By:  /s/ Andrew D. Gosman                                    January 9, 1998
     --------------------------------
     Andrew D. Gosman, President